Exhibit 99.1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

(amounts in 000's of Canadian Dollars)	as at	June 30, 2015	December 31, 2014
ASSETS
Current
Cash and cash equivalents (note 4(a))		$17,044	$14,365
Investments (note 4(b))		8,165	16,180
Prepaid expenses and other assets		859	855
Total Current Assets		26,068	31,400
Non-current
Equipment		376	200
Total Non-Current Assets		376	200
Total Assets		$26,444	$31,600
LIABILITIES
Current
Accounts payable		$150	$256
Accrued liabilities		1,100	1,662
Convertible promissory notes		285	410
Total Current Liabilities		1,535	2,328

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares		222,890	221,259
Equity portion of convertible promissory notes		43	64
Stock options (note 7)		5,131	4,078
Contributed surplus		21,701	21,653
Warrants		361	501
Deficit		(225,217)	(218,283)
Total Equity		24,909	29,272
Total Liabilities and Equity		$26,444	$31,600

See accompanying notes to the condensed consolidated interim financial statements (unaudited) Commitments, contingencies and guarantees (Note 10)

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars except for per common share data)	June 30, 2015	May 31, 2014	June 30, 2015	May 31, 2014
REVENUE	$-	$-	$-	$-

EXPENSES
Research and development (note 9)	1,308	1,012	2,192	1,609
General and administrative (note 9)	2,504	3,192	5,233	4,943
Operating expenses	3,812	4,204	7,425	6,552
Finance expense (note 9)	15	78	35	176
Finance income (note 9)	(462)	(61)	(526)	(74)
Net financing expense (income)	(447)	17	(491)	102
Net loss and comprehensive loss for the period	3,365	4,221	6,934	6,654
Basic and diluted loss per common share	$0.28	$0.49	$0.59	$0.97

Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per common share (000's) (note 6(d))	11,909	8,593	11,852	6,849

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Aptose Biosciences Inc.

Condensed Consolidated Interim Statement of Changes in Equity

(unaudited)

(amounts in 000's of Canadian Dollars)	Common Shares	Stock Options	Warrants	Contributed Surplus	Equity Portion of Convertible Promissory Notes	Deficit	Total

Balance, January 1, 2015	$221,259	$4,078	$501	$21,653	$64	$(218,283)	$29,272

Warrant and stock option exercises	1,481	(493)	(140)	-	-	-	848
Stock-based compensation (note 7)	-	1,584	-	-	-	-	1,584
Promissory note conversion (note 6(e))	150	-	-	10	(21)	-	139
Expiry of vested stock options	-	(38)	-	38	-	-	-
Net loss	-	-	-	-	-	(6,934)	(6,934)

Balance, June 30, 2015	$222,890	$5,131	$361	$21,701	$43	$(225,217)	$24,909

Balance, December 1, 2013	$176,923	$1,983	$2,000	$21,280	$88	$(203,857)	$(1,583)
Public equity offerings	32,511	-	350	-	-	-	32,861
Stock-based compensation (note 7)	-	823	-	-	-	-	823
Warrant and stock option exercises	3,504	(18)	(493)	-	-	-	2,993
Cancellation/Expiry of stock options	-	(130)	-	130		-	-
Net loss	-	-	-	-	-	(6,655)	(6,655)

Balance, May 31, 2014	$212,938	$2,658	$1,857	$21,410	$88	$(210,512)	$28,439

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars)	June 30, 2015	May 31, 2014	June 30, 2015	May 31, 2014
Cash flows from operating activities:
Net loss for the period	$(3,365)	$(4,221)	$(6,934)	$(6,654)
Items not involving cash and other adjustments:
Stock-based compensation	625	474	1,584	823
Depreciation of equipment	24	8	36	13
Finance income	(462)	(61)	(526)	(74)
Finance expense	15	78	35	176
Other	(2)	2	(1)	1
Change in non-cash operating working capital (note 8)	(1,131)	(206)	(672)	(381)
Cash used in operating activities	(4,296)	(3,926)	(6,478)	(6,096)
Cash flows from financing activities:
Public equity offerings	-	25,584	-	32,861
Exercise of warrants and stock options	281	2,554	848	2,993
Repayment of promissory notes	-	(1,068)	-	(1,068)
Interest on promissory notes	(7)	(32)	(20)	(74)
Cash provided by financing activities	274	27,038	828	34,712
Cash flows from investing activities:
(Acquisitions) divestiture of short-term investments	8,078	(11,019)	8,015	(11,019)
Purchase of fixed assets	(103)	(14)	(212)	(19)
Finance income	73	61	176	74
Cash (used in) provided by investing activities	8,048	(10,972)	7,979	(10,964)
Foreign exchange gains (losses) on cash and cash equivalents	390	(3)	350	(23)
(Decrease) increase in cash and cash equivalents during the period	4,416	12,137	2,679	17,629
Cash and cash equivalents, beginning of period	12,628	7,230	14,365	1,738
Cash and cash equivalents, end of period	$17,044	$19,367	$17,044	$19,367

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended June 30, 2015 and three and six months ended May 31, 2014

(Tabular amounts are in 000s)

1. Reporting Entity

Aptose Biosciences Inc. ("Aptose" or the "Company") is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 5955 Airport Road, Suite 228, Mississauga, Ontario, Canada, L4N 1R9.

Aptose changed its name from Lorus Therapeutics Inc. effective August 28, 2014.

Effective July 17, 2014 the Company changed its fiscal year end from May 31 to December 31. As a result of that change the current reporting fiscal period is for the three and six months ended June 30, 2015 while the prior year comparative period is for the three and six months ended May 31, 2014 and therefore are not directly comparable to the current period.

2. Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company as at June 30, 2015 were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and does not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 4, 2015.

(b) Functional and presentation currency

The functional and presentation currency of the Company is the Canadian dollar (“$”).

(c) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of contingent liabilities and valuation of tax accounts. Significant estimates also take place in connection with the valuation of share-based compensation, share purchase warrants and finders’ warrants.

3. Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the seven months ended December 31, 2014. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three and six month periods ended June 30, 2015 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2015. For further information, see the Company’s audited consolidated financial statements including notes thereto for the seven months ended December 31, 2014.

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended June 30, 2015 and three and six months ended May 31, 2014

(Tabular amounts are in 000s)

Standards and Interpretations Adopted in Fiscal 2015

There were no new accounting standards adopted during the six months ended June 30, 2015.

4. Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents, investments and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

In December 2014, Aptose filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for the distribution of up to US$100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our Base Shelf expires in December, 2017. The Base Shelf allowed us to enter into and “A-The-Market” Facility (“ATM”) equity distribution agreement (see Note 6). We intend to use this equity arrangement as an additional option to assist us in achieving our capital objectives. The ATM provides the Company with the opportunity to regularly raise capital, at prevailing market prices, at it’s sole discretion providing the ability to better manage cash resources.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the seven months ended December 31, 2014.

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $2.748 million (December 31, 2014 - $293 thousand) and funds in both Canadian and US dollars deposited into high interest savings accounts totaling $14.296 million (December 31, 2014 - $14.072 million). The current interest rate earned on these deposits is between 1.2% and 1.25% (December 31, 2014 – 1.2 and 1.25%).

(b) Investments:

As at June 30, 2015 and December 31, 2014, investments consist of guaranteed investment certificates with Canadian financial institutions having high credit ratings. Investments include six investments (December 31, 2014 – twelve investments) with maturity dates from April 22, 2016 to June 19, 2016 (December 31, 2014 – April 22, 2015 to June 19, 2016), bearing an interest rate from 1.80% to 2.10% (December 31, 2014 – 1.56% to 2.10%) per annum.

5. Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	June 30, 2015	December 31, 2014

Financial assets
Cash and cash equivalents (consisting of deposits in high interest savings accounts), measured at amortized cost	$17,044	$14,365
Investments, consisting of guaranteed investment certificates, measured at amortized cost	8,165	16,180

Financial liabilities
Accounts payable, measured at amortized cost	150	256

Accrued liabilities, measured at amortized cost	1,100	1,662

Convertible promissory notes, measured at amortized cost	285	410

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended June 30, 2015 and three and six months ended May 31, 2014

(Tabular amounts are in 000s)

At June 30, 2015, there are no significant differences between the carrying values of these amounts and their estimated market values.

(b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents and investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and investments by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and the cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $1.0 million (December 31, 2014- $58 thousand). Balances in foreign currencies at June 30, 2015 are as follows:

	U.S.$ balances at	U.S $ balances at
	June 30, 2015	December 31, 2014
Cash and cash equivalents	$8,825	$66
Accounts payable and accrued liabilities	(483)	(565)
	$8,342	$(499)

The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended June 30, 2015 and three and six months ended May 31, 2014

(Tabular amounts are in 000s)

6. Share capital

The Company is authorized to issue an unlimited number of common shares.

Continuity of common shares and warrants

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)
Balance, May 31, 2014	10,388	$212,938	1,630	$1,857
Warrant exercises	1,231	7,814	(1,231)	(1,166)
Warrant expiry	-	-	(190)	(190)
Option exercises	36	345	-	-
Promissory note conversion	45	162	-	-
Balance, December 31, 2014	11,700	$221,259	209	$501
Warrant exercises (b)	8	33	(8)	(8)
Option exercises	117	1,018	-	-
Promissory note conversion	42	150	-	-
Balance, March 31, 2015	11,867	$222,460	201	$493
Warrant exercises (b)	62	394	(62)	(132)
Option exercises	3	36	-	-
Balance, June 30, 2015	11,932	$222,890	139	$361

(a)	At The Market Facility (“ATM”)

On April 2, 2015, we entered into an ATM equity facility with Cowan and Company, LLC, acting as sole agent. Under the terms of this facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Cowan and Company, LLC. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. The Company has not issued any common shares under the ATM.

(b)	Exercise of Warrants

Warrants exercised during the six months ended June 30, 2015:

(in thousands)	Number	Proceeds
August 2011 warrants (i)	5	$24
June 2013 private placement warrants (ii)	47	142
December 2013 broker warrants (iii)	18	121
Total	70	$287

In addition to the cash proceeds received, the original fair value related to these warrants of $140 thousand was transferred from warrants to share capital. This resulted in a total amount of $427 thousand credited to share capital.

Summary of outstanding warrants:

(in thousands)	June 30, 2015	December 31, 2014
August 2011 warrants (i)	84	89
June 2013 private placement warrants (ii)	−	47
December 2013 broker warrants (iii)	55	73
Number of warrants outstanding, end of period	139	209

(i)	August 2011 warrants are exercisable into common shares of Aptose at a price per share of $5.40 and expire in August 2016.
(ii)	June 2013 private placement warrants were exercisable into common shares of Aptose at a price per share of $3.00 and expired in June 2015. All June 2013 private placement warrants had been exercised by the end of June 2015.
(iii)	December 2013 broker warrants are exercisable into common shares of Aptose at a price per share of $6.60 and expire in December 2015.

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended June 30, 2015 and three and six months ended May 31, 2014

(Tabular amounts are in 000s)

(b) Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Six months ended	Six months ended
	June 30, 2015	May 31, 2014
Balance, beginning of period	$21,653	$21,280
Exercise of convertible promissory notes	10	─
Cancellation of stock options	-	103
Expiry of vested stock options	38	27
Balance, end of period	$21,701	$21,410

(c) Continuity of stock options

	Six months ended	Six months ended
	June 30, 2015	May 31, 2014
Balance, beginning of period	$4,078	$1,983
Stock based compensation	1,584	823
Exercise of stock options	(493)	(18)
Cancellation of stock options	-	(103)
Expiry of vested stock options	(38)	(27)
Balance, end of period	$5,131	$2,658

(d) Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three and six month periods ending June 30, 2015 and May 31, 2014 calculated as follows:

	Three months ended		Six months ended
	June 30,	May 31,	June 30,	May 31,
	2015	2014	2015	2014

Issued common shares, beginning of period	11,867	5,195	11,700	3,891
Effect of April public offering	—	3,139	—	1,569
Effect of December public offering	—	—	—	1,194
Effect of warrant and option exercises	42	259	120	195
Effect of promissory note conversions	—	—	32	—
	11,909	8,593	11,852	6,849

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

(e) Convertible promissory notes

During the six months ended June 30, 2015, $150 thousand promissory notes due in September 2015 incurring interest at a rate of 10% and with a carrying value of $139 thousand were converted into 42 thousand common shares of the Company.

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended June 30, 2015 and three and six months ended May 31, 2014

(Tabular amounts are in 000s)

7. Stock options

(a) Stock options transactions for the period:

	Six months ended		Six months ended
	June 30, 2015		May 31, 2014
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, Beginning of period	1,374	$5.95	417	$6.00
Granted	478	6.92	435	6.42
Exercised	(121)	4.66	(6)	3.72
Expired	(1)	48.41	(1)	32.17
Cancelled	-	-	(21)	6.00
Outstanding, end of period	1,730	$6.28	824	$6.24

(b) Stock options outstanding at June 30, 2015:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	of Options	life (years)	price	of Options	price
$ 2.16 - $ 3.48	121	7.0	$2.78	121	$2.78
$ 3.49 - $ 5.70	643	8.9	5.58	259	5.70
$ 5.71 - $ 9.36	962	9.2	6.96	301	7.37
$ 9.37 - $118.80	4	2.6	61.98	4	61.98
	1,730	8.9	$6.28	685	$6.26

(c) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Six months ended	Six months ended
	June 31, 2015	May 31, 2014

Exercise price	$6.77-7.14	$ 6.00-7.32
Grant date share price	$6.77-7.14	$ 6.00-7.32
Risk free interest rate	0.75-1.5%	1.5%
Expected dividend yield	—	—
Expected volatility	103-113%	126-135%
Expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$5.33	$5.40

Stock options granted by the Company during the six months ended June 30, 2015 consist of 128,000 options that vest 50%, 25% and 25% on each of the next three anniversaries and 350,000 options that vest 50% on the first anniversary and 16.67% on each of the next three anniversaries (total four year vesting).

Stock options granted by the Company during the six months ended May 31, 2014 consisted of 292,917 options that vested 50% upon the first anniversary and 25% on each of the next two anniversaries, 70,834 options which vest monthly over thirty six months and 70,834 of options of which 33,334 vested immediately and the remaining 37,500 vests 50% upon the first anniversary and 25% on each of the next two anniversaries.

Refer to note 9 for a breakdown of stock option expense by function.

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended June 30, 2015 and three and six months ended May 31, 2014

(Tabular amounts are in 000s)

The Company has reserved up to 2,080,050 common shares for issuance relating to outstanding options, rights and other entitlements under the stock based compensation plans of the Company as of June 30, 2015.

8. Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended		Six months ended
	June 30,	May 31,	June 30,	May 31,
	2015	2014	2015	2014
Prepaid expenses and other assets	104	$7	(4)	$-
Accounts payable	(404)	352	(106)	459
Accrued liabilities	(831)	(565)	(562)	(840)
	(1,131)	$(206)	(672)	$(381)

9. Other expenses

Components of research and development expenses:

	Three months ended		Six months ended
	June 30,	May 31,	June 30,	May 31,
	2015	2014	2015	2014
APTO-253 development costs	$1,257	$684	$2,117	$1,202
Severance costs	-	326	-	326
Stock based compensation	46	40	65	56
Deferred share unit costs	-	(42)	-	17
Depreciation of equipment	5	4	10	8
	$1,308	$1,012	$2,192	$1,609

Components of general and administrative expenses:

	Three months ended		Six months ended
	June 30,	May 31,	June 30,	May 31,
	2015	2014	2015	2014
General and administrative excluding salaries	$1,149	$1,348	$2,178	$1,848
Salaries	757	766	1,510	1,547
Stock based compensation	579	434	1,519	767
Severance costs	-	762	-	762
Deferred share unit costs	-	(122)	-	14
Depreciation of equipment	19	4	26	5
	$2,504	$3,192	$5,233	$4,943

Components of finance income:

	Three months ended		Six months ended
	June 30,	May 31,	June 30,	May 31,
	2015	2014	2015	2014
Interest income	$72	$61	$176	$74
Foreign exchange gain	390	-	350	-
	$462	$61	$526	$74

Components of finance expense:

	Three months ended		Six months ended
	June 30,	May 31,	June 30,	May 31,
	2015	2014	2015	2014
Interest expense	$15	$75	$35	$153
Foreign exchange loss	-	3	-	23
	$15	$78	$35	$176

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended June 30, 2015 and three and six months ended May 31, 2014

(Tabular amounts are in 000s)

10. Commitments, contingencies and guarantees.

(in thousands)	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	$574	956	441	$1,971

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts could result in future payment commitments of up to approximately $2.1 million over the related service period. Of this amount, $172 thousand has been paid and $111 thousand has been accrued at June 30, 2015. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

11. Related Party Transactions

In March 2015 the Company entered into an agreement with the Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work. The research services will be provided from April 1, 2015 to March 31, 2016 for an annual fee of USD$154,456 to be paid to UCSD in monthly installments.

This transaction is in the normal course of business and will be measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.